Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-4 of the Olin Corporation of our reports dated February 13, 2015 relating to the consolidated financial statements and financial statement schedule of The Dow Chemical Company as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, and the effectiveness of The Dow Chemical Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of The Dow Chemical Company for the year ended December 31, 2014, which is incorporated by reference in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Midland, Michigan

May 6, 2015